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03037853

OUR REF. 32073984-130435
SDC/TZS00184.DOC

RECD S.E.C.
DEC - 1 2003
1086

November 28, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2

SUPPL

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (formerly known as "Shandong International Power Development Company Limited") (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 10, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Allen Shyu

dlw 12/3

Encl.

Michael Abbott Andrew J.L. Aglionby Brian Barron Kathileena M. Carpio Daniel L.F. Chan Elsa S.C. Chan Rico W.K. Chan Barry W.M. Cheng
Milton Cheng Debbie F. Cheung Peggy P.Y. Cheung Cheung Yuk-Tong Stephen R. Eno* David Fleming George Forrai* Graeme R. Halford
William K.K. Ho William Kuo Stephen Kwong Harvey Lau Angela W.Y. Lee† Lawrence Lee Nancy Leigh Anita P.F. Leung Cheuk Yan Leung
Li Chiang Ling Jackie Lo Shara Lo Andrew W. Lockhart Doug Masson Siobhán McKeating Michael A. Olesnicky Anthony K.S. Poon* Christopher Smith
David Smith F. Jeannie Smith Andrew Tan Tan Loke Khoon Paul Tan Poh Lee Tan Cynthia Tang†

* Notary Public † China-Appointed Attesting Officer

REGISTERED FOREIGN LAWYERS

Lance Chen (California) Scott D. Clemens (New York) John V. Grobowski (Washington, D.C.) Stanley Jia (New York) Andreas W. Lauffs (New York; Germany) Won Lee (New York)
Florence Li (New York) Loo Shih Yann (England and Wales; Singapore) Stephen M. Nelson (California) Julie Jimmerson Peng (California) Joseph T. Simone (California)

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of November 10, 2003

1. Announcement dated November 26, 2003 in relation to Change of Company Name - Exchange of Share Certificates.

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*

(formerly known as 山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED*)

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

CHANGE OF COMPANY NAME
EXCHANGE OF SHARE CERTIFICATES

The Company will start using share certificates with its new name printed thereon on Friday, 28th November, 2003. The Company makes this announcement to inform its shareholders about the arrangement for exchange of share certificates.

Reference is made to the announcement dated 3rd November, 2003 issued by 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (formerly known as山東國際電源開發股份有限公司 Shandong International Power Development Company Limited*) (the "Company").

The board of the Company's directors hereby announces that the Company will start using share certificates with its new name printed thereon on Friday, 28th November, 2003. Shareholders of the Company may return their existing share certificates on any weekday during a period from Friday, 28th November, 2003 to Tuesday, 30th December, 2003 (both days inclusive) to the Company's H share registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, to exchange for new share certificates free of charge. Thereafter, shareholders who exchange their existing share certificates for new certificates will have to pay a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Hong Kong Stock Exchange) for each new certificate.

As mentioned in the Company's announcement dated 3rd November, 2003, change of its name will not affect the rights of its shareholders. All existing share certificates in issue bearing the Company's former name will continue to be evidence of title to the shares held in the Company, and will continue to be valid for trading and settlement purposes.

By order of the board of directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

Shandong, the People's Republic of China
26th November, 2003

* *for identification only*